-FOR IMMEDIATE RELEASE-

ELRON ANNOUNCES COMPLETION OF SALE OF CARMIEL

REAL ESTATE FOR APPROXIMATELY $11.6 MILLION

Tel Aviv, June 18, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that further to its announcement on May 2, 2007, its wholly owned subsidiary, Elbit Ltd. has completed the sale of Elbit's real estate in Carmiel, Israel for approximately $11.6 million.

As a result of the sale, Elron will record a gain, after tax of approximately $3.5 million, in the second quarter of 2007.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).